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SEC FILE NUMBER
8-67059

AMENDED ANNUAL REPORTS FORM X-17A-5 /A PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PTP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE CANTERBURY GREEN, 201 BROAD STREET, SUITE 204
(No. and Street)

STAMFORD	CT	06091
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ernest R. Cotter	860-264-1595	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Co., PC
(Name – if individual, state last, first, and middle name)

1500 Main Street	Springfield	MA	01115
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ernest R. Cotter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTP Securities, LLC, as of December 31, 2020, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON R BOUCHARD-NAWROCKI NOTARY PUBLIC STATE OF RHODE ISLAND

State of Rhode Island County of Providence
Subscribed and sworn to (or affirmed) before me this 15th day of February, 2022.
By Ernest Cotter
Personally known ✓ OR produced identification ___
Type of identification produced ___
JASON R BOUCHARD-NAWROCKI #761371, Notary Public
My Commission Expires August 30, 2025

Notary Public

Signature: [signature]

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ___

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PTP SECURITIES, LLC
FINANCIAL STATEMENTS (AS RESTATED)
DECEMBER 31, 2020

CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTP Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

As discussed in Note 2 to the financial statements, the 2020 financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
March 1, 2021, except the accounts listed in Note 2, as to which the date is February 5, 2022

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION (AS RESTATED)
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS

Cash	$ 2,043,150
Due from affiliate	3,660
Accounts receivable	5,250,660
Prepaid expenses	22,717
Security deposit	55,799
Property and equipment, net	4,538
Right -of- use asset	623,009
TOTAL ASSETS	$ 8,003,533

Liabilities:	
Accounts payable and accrued expenses	$ 31,895
Deferred revenue	11,583
Lease liability	647,777
TOTAL LIABILITIES	691,255
Member's Equity	7,312,278
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,003,533

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS (AS RESTATED)
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE:	
Success fees	$ 6,090,526
Fee income	612,000
Interest income	26,769
Expense reimbursement	805
TOTAL REVENUE	6,730,100
EXPENSES:	
Employee compensation and benefits	2,056,957
Professional fees	108,515
Occupancy	227,097
Regulatory fees	54,709
Communication and data processing	29,496
Depreciation expense	16,176
Travel	44,662
Office and other expenses	96,740
TOTAL EXPENSES	2,634,352
NET INCOME	$ 4,095,748

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (AS RESTATED)
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's equity - December 31, 2019	$ 6,071,300
Withdrawals	(2,854,770)
Net income	4,095,748
Member's equity - December 31, 2020	$ 7,312,278

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS (AS RESTATED)
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ 4,095,748
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	16,176
Changes in operating assets and liabilities:	
Accounts receivable	(334,944)
Prepaid asset	185
Accounts payable and accrued expenses	(48,167)
Deferred revenue	(22,000)
Lease liability accretion	1,873
Net cash provided by operating activities:	3,708,871
Cash flows from investing activities	
Purchase office equipment	(1,000)
Net cash used in investing activities	(1,000)
Cash flows from financing activities:	
Member withdrawals	(2,854,770)
Net cash used in financing activities	(2,854,770)
Net change in cash	853,101
Cash at December 31, 2019	1,190,049
Cash at December 31, 2020	$ 2,043,150

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is incorporated in the state of Connecticut. The Company is headquartered in Stamford, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2. RESTATEMENT

The Company failed to record certain invoices for services rendered in 2020 resulting in the correction of an error to the company's revenue, accounts receivable, and Member's equity for the year ended December 31, 2020.

	As previously reported	Restatement Adjustment	As Restated
Member's equity	$ 6,532,278	$ 780,000	$7,312,278
Accounts Receivable	4,470,660	780,000	5,250,660
Success fees	5,310,526	780,000	6,090,526

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from contracts with customers includes private placement fee revenue, retainer fees and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on private placement deals. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. The Company recognizes fees when investors are accepted in a private placement and the private placement fund accepts the investors commitment. The private placement fee revenue is a variable consideration and the constraints are evaluated for each individual contract. However, for certain contracts, revenue is recognized over time for advisory

arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer (fee income). In some circumstances,

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

significant judgement is needed to determine the timing and measure of the progress appropriate for the revenue recognition under a specific contract. Retainers and other fees received from the customers prior to recognizing revenue are reflected as deferred revenue.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The Company provides an allowance for doubtful collections which is based on a review of outstanding collections, historical collection information, and existing economic conditions. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. At December 31, 2020, there was no reserve for uncollectable receivables.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and equipment

Property and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years for equipment and furniture and thirty-nine years for leasehold improvements). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2020 was $16,176.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company had $1,793,150 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,974,904 at December 31, 2020, which exceeds required net capital of $5,000 by $1,969,904. The ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.03 to 1.0.

NOTE 5. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2017 - 2020. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other

expenses. No interest or penalties were recorded for the year ended December 31, 2020.

NOTE 6. PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment follows:

	December 31, 2020	Estimated Useful Life
Leasehold improvements	5,296	4 years
Equipment	24,811	3 years
Furniture and fixtures	65,144	3 years
	95,251	
Accumulated depreciation	(90,713)	
	4,538	

NOTE 7. PENSION AND PROFIT-SHARING PLANS

The Company sponsors a defined contribution 401k profit sharing plan that covers substantially all of its employees. Company matching contributions are made at the discretion of the member of the Company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit- sharing contribution. Contributions made to the plan for the year ended December 31, 2020 was $60,334.

NOTE 8. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2020, three customers accounted for approximately 13%, 24% and 28% of total revenues.

NOTE 9. COMMITMENTS-LEASES

The Company adopted this Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), on January 1, 2019 and recorded a right-of-use assets and lease liabilities on the statement of financial condition. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.

The ASU requires operating leases be included as Right-of-use ("ROU") assets and lease liabilities recorded in the statement of financial condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities

NOTE 9. COMMITMENTS-LEASES (Continued)

represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company determines if an arrangement is a lease at inception. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used an incremental borrowing rate of 3% which approximates the U.S. Treasury rate. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. We have not elected the practical expedient to account for lease and non-lease components as one lease component.

The Company leases office space in Stamford, Connecticut through February 2025 and had an additional lease agreement for its main office, which would have expired on November 30, 2020; however, the Company terminated its lease early in March 2020. The Company paid $5,400 to terminate its lease, the equivalent of two months rent. The current lease agreement provides for monthly lease payments ranging from $13,431 to $15,110, with annual increases as described in the agreement. The weighted average remaining lease term is 4.17 years.

The components of lease expense were as follows:

	December 31, 2020
Amortization of ROU assets	$ 164,282
Interest on lease liabilities	7,596
Operating lease cost	$ 171,878

During the year ended December 31, 2020 the Company paid $181,128 of lease expense.

NOTE 9. COMMITMENTS-LEASES (Continued)

The Company's maturity analysis and reconciliation to its lease liability is presented in the table below.

Minimum Lease Payments

Years Ending December 31,

2021	170,686
2022	174,043
2023	177,401
2024	180,759
2025	30,220
Total Lease Payments	733,109
Less: Discount to Present Value	85,332
Lease Liability as of December 31, 2020	$ 647,777

NOTE 10. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(AS RESTATED)
FOR THE YEAR ENDED DECEMBER 31, 2020

Net Capital	
Credits:	
Total member's equity	$ 7,312,278
Debits:	
Non-allowable assets	5,337,374
Net capital	1,974,904
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggegate indebtedness)	5,000
Excess Net Capital	$ 1,969,904
Aggregate indebtedness	$ 68,246
Ratio of aggregate indebtedness to net capital	0.03

	As previously reported	As Restated	Net Capital change
Total member's equity	$ 6,532,278	$ 7,312,278	$ 780,000
Non-allowable assets	4,557,374	5,337,374	(780,000)
Net capital and impact from restatement of financials	$ 1,974,904	$ 1,974,904	$ -

Although there was a restatement of the previously reported financials ,there were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form 17A-5 as of December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15C3-3 and files an Exemption Report relying on Footnote 74 of the SEC Release N0. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5, due to the nature of the Company's business activities.

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which PTP Securities, LLC stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to traditional private placement transactions and mergers and acquisitions advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Wolf & Company, P.C.

Boston, Massachusetts
March 1, 2021

PTP SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2020

PTP Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I Attilio A. Albani, Jr, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Attilio A. Albani, Jr., managing member
March 01, 2021